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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026.

Commission File Number 001-41670

Apollomics Inc.

Not Applicable

(Translation of registrant’s name into English)

989 E. Hillsdale Blvd., Suite 220, Foster City, California 94404

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

Entry into a Material Definitive Agreement; Related Party Transaction

On March 30, 2026, Apollomics Inc. (the “Company”) entered into a Convertible Promissory Note (the “Note”) with Mr. Hung-Wen (Howard) Chen, the Company’s Chairman and Chief Executive Officer. Pursuant to the Note, Mr. Chen provided an unsecured bridge loan to the Company in the principal amount of $2,000,000.

The Note bears no interest (0% per annum) and is unsecured. The principal amount will automatically convert into equity securities of the Company upon the closing of the Company’s next equity financing that raises aggregate gross proceeds of not less than $10,000,000 (the “Next Equity Financing”). Upon such conversion, the conversion price will be equal to 80% of the lowest per-share purchase price paid by investors in the Next Equity Financing. If the Note is not converted prior to the eighteen-month anniversary of its issuance (the “Maturity Date”), the Holder may elect to convert the Note into Class A ordinary shares of the Company based on the average closing price of the shares for the ten trading days immediately preceding the Maturity Date.

Because Mr. Chen is an executive officer and director of the Company, the issuance of the Note constitutes a related-party transaction. The transaction was reviewed and recommended by the Audit Committee, which consists entirely of independent directors, and was subsequently approved by the Board of Directors, with Mr. Chen abstaining from the vote.

The Company intends to use the proceeds from the Note for working capital and general corporate purposes to support its ongoing clinical operations.

The information contained in this Form 6-K is incorporated by reference into the Company’s registration statements under the Securities Act of 1933, as amended, including its registration statements on Form S-8 (File Nos. 333-272559 and 333-293148) and Form F-3 (File Nos. 333-278430, 333-278431, 333-279549, and 333-294154), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Convertible Promissory Note, dated March 30, 2026, issued by Apollomics Inc. to Hung-Wen Chen

99.1	Press Release dated April 1, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APOLLOMICS INC.
(Registrant)

Date April 1, 2026

/s/ Peter Lin
(Signature)*

Peter Lin, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

.SEC 1815 (07-22)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

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